UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________.

Commission file number:  1-644

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COLGATE-PALMOLIVE COMPANY EMPLOYEES SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLGATE-PALMOLIVE COMPANY

300 PARK AVENUE, NEW YORK, NY 10022

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN

All other schedules were omitted as they are not applicable or not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended and applicable regulations issued by the Department of Labor.

Exhibit:

23.1	Consent of Grant Thornton LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Relations Committee of the
Colgate-Palmolive Company Employees Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Colgate-Palmolive Company Employees Savings and Investment Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Colgate-Palmolive Company Employees Savings and Investment Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Colgate-Palmolive Company Employees Savings and Investment Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP
New York, New York
June 24, 2015

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2014 and 2013
(Dollars in thousands)

	2014	2013
Assets
Cash	$2,845	$2,656
Investments at fair value	3,360,259	3,296,725
Receivables:
Employer contributions receivable	—	26
Participant contributions receivable	133	132
Due from brokers for securities sold	257	—
Notes receivable from participants	15,717	15,756
Total receivables	16,107	15,914
Total assets	3,379,211	3,315,295

Liabilities
Due to brokers for securities purchased	795	126
Long-term notes payable to Colgate-Palmolive Company	20,129	33,988
Accrued interest on notes payable	409	978
Total liabilities	21,333	35,092
Net assets available for benefits at fair value	3,357,878	3,280,203
Adjustments from fair value to contract value relating to fully benefit-responsive investment contracts	(7,423)	(7,470)
Net assets available for benefits	$3,350,455	$3,272,733

The accompanying notes are an integral part of these financial statements.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2014
(Dollars in thousands)

Additions
Net investment income:
Interest	$4,465
Dividends	59,098
Appreciation in the fair value of investments, net	168,963
Interest expense on notes payable	(1,374)
Net investment income	231,152

Contributions:
Employer contributions	3,753
Participant contributions	46,741
Total contributions	50,494

Interest income on notes receivable from participants	537

Total additions	282,183

Deductions
Administrative expenses	(2,642)
Distributions to participants	(201,819)
Total deductions	(204,461)

Increase in net assets available for benefits	77,722
Net assets available for benefits – beginning of year	3,272,733
Net assets available for benefits – end of year	$3,350,455

The accompanying notes are an integral part of these financial statements.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
(Dollars in thousands, except as indicated)

1.    Description of the Plan

The Colgate-Palmolive Company Employees Savings and Investment Plan (the “Plan”) is a defined contribution plan sponsored by Colgate-Palmolive Company (the “Company”). The Plan is subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is also an employee stock ownership plan (“ESOP”). State Street Global Advisors (the “ESOP Trustee”), a division of State Street Bank & Trust Company, is the trustee of Funds D and E (the “ESOP Shares Trust”). The Bank of New York Mellon is the trustee of the remaining funds and the custodian of the Plan. Mercer HR Services LLC is the recordkeeper of the Plan.

The Plan offers programs which include an employer match, a success sharing program, a retirement contribution program, a bonus savings account program, an income savings account program and a retiree insurance program. The provisions below, applicable to the Plan participants, provide only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Employees eligible to participate in the Plan must meet certain minimum hourly service requirements and be at least 18 years old. Employees are eligible upon hire to participate in the Plan.

As of December 31, 2014, the Plan maintained the following funds:

Name of Fund	Description of the type of investment
Short Term Fixed Income Fund	Guaranteed investment contracts and cash reserve funds
Colgate Common Stock Fund (Fund B)	Colgate-Palmolive Company Common Stock and cash reserve funds
Colgate Employer Common Stock Fund (Fund D)	Colgate-Palmolive Company Common Stock (the ESOP Shares Trust)
Colgate Common Stock Fund (Fund E)	Colgate-Palmolive Company Common Stock (the ESOP Shares Trust)
Vanguard Wellington Fund	Equity securities of medium size and large companies and fixed income securities
Vanguard Institutional Index Fund (Admiral shares)	Equity securities included in the S&P 500 Index in similar proportion
American Funds EuroPacific Growth Fund	Primarily equity securities of companies outside the U.S., primarily in Europe and the Asia/Pacific basin
Baird Core Plus Bond Fund	Normally invests at least 80% of its net assets in a diversified portfolio of U.S. government, corporate, mortgage and asset-backed securities
Neuberger Berman Genesis Fund	Primarily equity securities of small capitalization companies (total market value of no more than $2 billion at the time of initial investment)
Vanguard Extended Market Index	Invests in approximately 3,000 equity securities of medium and small size companies, which span many different industries and account for about one-fourth of the market-cap of the U.S. stock market
T. Rowe Price Growth Stock Fund	Normally invests 80% of assets in the common stocks of a diversified group of growth companies that have the ability to pay increasing dividends through strong cash flow
Brandywine Classic Large Cap Value Fund	Primarily invests in dividend paying value stocks of large capitalization companies
BlackRock LifePath Funds	Primarily invests in a mix of equity, fixed income and money market funds

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

Employee Stock Ownership Plan

In accordance with the terms of the Plan, on June 19, 1989, the Plan issued $410,030 of long-term notes due through July 2009 bearing an average interest rate of 8.7%. The Plan used the proceeds of the notes to purchase 6,315,149 shares of the Company’s Series B Convertible Preference Stock (“Preference stock”) from the Company. These notes, which were guaranteed by the Company, were repaid in July 2009. The shares of Preference Stock outstanding on December 29, 2010 were converted into shares of common stock at the direction of the ESOP Trustee.

As a means of extending the benefits of the ESOP to participants over a longer period, the ESOP and the Company entered into a loan agreement in June 2000 under which the Company was permitted to loan up to $300,000 through 2009 to the ESOP with repayment scheduled no later than December 31, 2035. Repayments of principal and interest are funded through future contributions and dividends on stock held by ESOP Fund D, both paid by the Company to the ESOP. The Company has guaranteed minimum funding of $130,000, on a present value basis, in excess of debt service requirements.

During 2014, the Company contributed $3,753 to the ESOP. As of December 31, 2014 and 2013, the ESOP had outstanding loans from the Company of $20,129 and $33,988, respectively, bearing an average interest rate of 5.7% and 5.8%, respectively. The fair value of the outstanding notes payable to the Company was estimated at approximately $31 million and $46 million as of December 31, 2014 and 2013, respectively based on current interest rates for debt with similar maturities (Level 2 valuation).

Dividends on stock held by ESOP Fund D are paid to the ESOP and, together with cash contributions from the Company, are (a) used by the ESOP to repay principal and interest on the long-term notes*, (b) credited to participant accounts, or (c) used to fund basic and additional basic retirement contributions**.

A portion of the ESOP Fund D shares are released periodically for allocation to participants based on the ratio of debt service for the period to total debt service over the remaining scheduled life of all ESOP debt. As of December 31, 2014, 18,489,250 common shares (valued at $1,279,271) were released for allocation to participant accounts and the balance of 7,648,548 common shares (valued at $529,203) were available for future allocation to participant accounts. As of December 31, 2013, 19,171,587 common shares (valued at $1,250,179) were released for allocation to participant accounts and the balance of 9,947,548 common shares (valued at $648,680) were available for future allocation to participant accounts. The ESOP released shares are allocated to fund the employer portion of all the Plan programs in the following manner:

(1)	Pursuant to the Company’s matching contribution under the Savings Program,

(2)	Pursuant to the Basic Retirement Contribution Program**,

(3)	Pursuant to the Additional Basic Retirement Contribution Program**,

(4)	Pursuant to the Bonus Savings Account Program and the Income Savings Account Program,

(5)	Pursuant to the Retiree Insurance Program ***,

(6)	As Supplemental Contribution Allocations, and

(7)	Pursuant to the Success Sharing Program.

* Only those dividends on ESOP released shares not yet allocated to participant accounts were used for these purposes; dividends on ESOP shares allocated to participant accounts were reinvested in shares of stock in Colgate Common Stock Fund B.

** Basic and additional basic retirement contributions were made from ESOP released shares and from dividends on ESOP released shares not yet allocated to participant accounts.

*** Effective September 1, 2010, the Company no longer makes allocations into a Retiree Insurance Program unless the employee is a member of one of the Hill’s Pet Nutrition, Inc. participating unions.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

Savings Program

Participant Contributions

Under the Savings Program, employees generally can contribute to the Plan between 1% and 25% of their recognized earnings (the greater of total compensation paid during the previous calendar year minus items such as reimbursement of moving expenses and special awards, or regular salary as of the most recent January 1, plus commissions and bonuses paid in the prior year). Employees who are not “highly compensated”, as defined by the Internal Revenue Code (“IRC”), may contribute any combination up to 25% of their recognized earnings on either a before-tax (subject to certain IRC limitations) or after-tax basis. Employees who are highly compensated may contribute as follows: those employees whose 2014 recognized earnings were less than $145.9 were limited to 16% of their recognized earnings, those employees whose 2014 recognized earnings were between $146.0 and $259.9 were limited to 12% of their recognized earnings and those employees whose 2014 recognized earnings equaled or exceeded $260.0 were limited to 8% of their recognized earnings. Participants may begin, suspend or resume contributions, change their contribution rate and the allocation of their contributions between before-tax and after-tax earnings on a daily basis. Plan participants are always fully vested in their contributions and related investment earnings. Under the IRC, the maximum allowable pre-tax contribution for participants was $17.5 for 2014. Participants who are expected to reach or are over the age of 50 during the Plan year and have made the maximum before-tax contribution are eligible to make additional catch-up contributions. Under the Internal Revenue Code, the maximum allowable catch-up contribution was $5.5 for 2014 on a pre-tax basis.

Employees may direct the investment of participant contributions to any of the Plan’s investment funds, other than Funds D and E, and may change how these contributions will be invested when allocated on a daily basis. Participants may, on a daily basis, diversify / transfer their participant account balances among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E.

Company Matching Contributions

The Company and wholly-owned subsidiaries to which the Plan has been extended, make matching contributions of 50% to 75% of employee contributions up to 6% of recognized earnings, depending on years of service and collective bargaining agreements. Company matching contributions for employees participating in the Savings Program are made in the form of common stock to Fund D and are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E. Participants are 50% vested in their Company matching contribution accounts after two years of service and fully vested after three years of service or, if while active, they reach age 55, become permanently disabled, die, or in the event of Plan termination.

Incoming Rollovers

The Plan permits incoming rollovers of before-tax money from Section 403(b) plans and governmental Section 457 plans, as well as both before-tax and after-tax money from other companies’ qualified plans. Participants may direct the investment of an incoming rollover to any of the Plan’s investment funds, other than Funds D and E. Participants may, on a daily basis, diversify / transfer their rollover balances among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

Company Retirement Contributions Program

Effective January 1, 2014, all eligible employees, including employees who participated in the Employees’ Retirement Income Plan under the pre-July 1, 1989 plan formula generally receive Basic Retirement Contributions (“BRCs”) and Additional Basic Retirement Contributions (“ABRCs”) equal to 4% up to 15% of recognized earnings depending on years of service and prior eligibility status in the Employees’ Retirement Income Plan. Employees of Hill’s Pet Nutrition, Inc. who are covered by a collective bargaining agreement are not eligible for these Company retirement contributions.

Participating employees may direct the investment of Company retirement contributions to be allocated among any of the Plan’s investment funds, other than Fund E. These Company retirement contributions are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan, although participants cannot make transfers into Fund D or E. Participants are 50% vested in their account after two years of service and fully vested after three years of service, or if while active, they reach age 55, become permanently disabled, die, or in the event of Plan termination.

Success Sharing Program

The Success Sharing Program is designed to enable the Company to share its financial success with employees.  Under the Success Sharing Program, a Success Sharing Account (“SSA”) has been established within the Plan for each eligible employee.  As the Company meets or exceeds annual financial targets, shares of common stock are allocated to employee accounts according to a pre-determined formula. This program is generally available to all employees in the United States who are participants in the Plan and are on the payroll from at least June 30 through the last day of the year. If the individual is eligible but was not employed for the entire year, the allocation will be prorated. Employees are at all times fully vested in the value of their SSA. Any allocation is initially credited to Fund D. Participants may, on a daily basis, immediately upon allocation, diversify their SSA among any of the Plan’s investment funds, although participants cannot make transfers into Funds D and E.

Bonus Savings Account Program

The Bonus Savings Account (“BSA”) Program is designed to enable each eligible employee to receive an allocation representing all or a portion of his/her bonus in common stock. Under this program, a BSA allocation is credited to each eligible employee’s BSA established within the Plan. The portion of an employee’s bonus that can be allocated within the BSA program is determined based on the bonus amount earned, the total number of shares of common stock available for allocation, and other factors such as an employee’s income level and Internal Revenue Service (“IRS”) rules. This program is generally available to all employees in the United States who are participants in the Plan. However, due to IRS restrictions, employees who have not been a participant in the Plan for at least two years are unable to participate in the program, and employees with fewer than five years of service may be ineligible to receive a BSA allocation with respect to certain bonus periods. Employees are at all times fully vested in the value of their BSA and may elect to withdraw the balance of this account from the Plan immediately or at a later date. Any allocation is initially credited to Fund D. BSA balances are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E.

Income Savings Account Program

The Income Savings Account (“ISA”) Program is designed to enable each eligible employee to receive an allocation representing a portion of his/her income in the form of common stock. Under this program, an ISA allocation of common stock is made each year to each eligible employee’s ISA. This program is generally available to all employees in the United States who are participants in the Plan, with at least five years of service as of July 2nd of the current year. Employees are at all times fully vested in the value of their ISA and may elect to withdraw the balance of this account from the Plan immediately or at a later date. Any allocation is initially credited to Fund D. ISA balances are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

Retiree Insurance Program

The Retiree Insurance Program is designed to provide funds that can be used by employees to purchase health and life insurance upon retirement. Under the Retiree Insurance Program, a Retiree Insurance Account (“RIA”) has been established within the Plan for each eligible employee. Each year, shares from the Colgate Employer Common Stock Fund are allocated to each employee’s RIA. Effective September 1, 2010, the Company no longer makes allocations into an RIA unless the participant is a member of one of the Hill’s Pet Nutrition, Inc. participating unions. Allocations are based upon the schedule that was in place as of the Plan year 2009. Participants are 50% vested in their RIA after two years of service and fully vested after three years of service, or if while active, reach age 55, become permanently disabled, die, or in the event of Plan termination. RIA allocations are made in the form of common stock to Fund D and are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E. Employees are entitled to the value of the vested amount of their RIA upon resignation, termination or retirement.

Participant Accounts

Each participant account may be credited with the types of allocations described above as well as allocations of fund earnings or losses, and expenses. Depending on fund elections, certain participant investment accounts are also charged with monthly investment service fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Distributions

Participating employees can receive a distribution from the Plan due to retirement, permanent disability, termination or death. Unvested balances will be forfeited in the event of termination. In service withdrawals are available as specified by the Plan.

Forfeitures

After the earlier of the distribution of the terminated participant’s vested account balances or the fifth anniversary of the participant’s termination, nonvested employer account balances are returned to the unallocated pool of Colgate common stock and become available to the Company to reduce future Company contributions and/or to pay for administrative expenses incurred by the Plan. The forfeiture balance as of December 31, 2014 and 2013 totaled $27 and $969, respectively. During 2014, the Company used $1,280 of forfeitures to reduce Company contributions.

Notes Receivable From Participants

Participants who have $1 or more in the Plan may borrow from the total of their fund accounts, a minimum of $0.5 up to a maximum equal to the lesser of $50 (subject to certain offsets for prior loans) or 50% of their vested balance, subject to certain exclusions. Participants are allowed to have one ordinary loan and one loan related to the purchase of a principal residence, outstanding at any time. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest equal to the prime rate as listed in The Wall Street Journal on the first business day of the month in which the loan was requested. Principal and interest are paid ratably via payroll deductions. Loans outstanding at December 31, 2014 had interest rates ranging from 3.3% to 9.5% and maturities through 2029.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the Employee Relations Committee of the Company (the “Committee”) shall compute and distribute the value of the accounts of the participants.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Plan considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Notes Receivable from Participants

Participant loans are stated at cost plus accrued interest. Interest income is recorded on an accrual basis. Delinquent loans are reclassified as distributions to participants based upon the terms defined in the Plan document.

Investment Valuation and Income Recognition

The Plan’s investments, other than investments in common/collective trust funds and guaranteed investment contracts (“GICs”), are stated at fair value based on quoted market prices or as otherwise determined by Bank of New York Mellon, the Plan’s trustee.

The Plan is invested in common/collective trust funds which are stated at fair value using the net asset value (“NAV”) per unit in each fund. The NAV is based on the fair value of the underlying investments owned by each trust, minus its liabilities, divided by the number of shares outstanding. The liabilities, which are primarily investment management fees due, are included in Due to brokers for securities purchased in the Statements of Net Assets Available for Benefits. The common/collective trust funds are primarily comprised of a mix of equity and fixed income funds.

The Plan has entered into fully benefit-responsive GICs with insurance companies, banks and other financial institutions. The GICs represent investments that have fixed income securities paired with benefit-responsive wrap contracts. Wrap contracts are issued by high-quality financial institutions with primarily the following objectives: to provide a fixed rate of interest for a specified period of time and to enable the fund to pay participant-initiated withdrawals at book value.

The Statements of Net Assets Available for Benefits present both the fair value of the GICs and the adjustment of the fully benefit-responsive GICs from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

In certain circumstances, the amount withdrawn from the GICs would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the contract issuer’s underwriting criteria for issuance of a similar contract. Such circumstances, resulting in the payment of benefits at market value rather than contract value, are not considered probable of occurring in the foreseeable future.

Examples of events that would permit a contract issuer to terminate a contract upon short notice include the Plan’s loss of its qualified status, uncorrected material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events was to occur, the contract issuer could terminate the contract at the fair value of the

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

underlying investments (or in the case of traditional GICs, at the hypothetical fair value based upon a contractual formula).

Purchases and sales are recorded on a trade-date basis. Realized gains and losses from security transactions are reported using the average cost method. Dividend income is recorded on the ex-dividend date.

Administration

The Plan is administered by the Committee for the benefit of the participants. Administrative expenses are paid by the Plan.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3.	Tax Status

The Company has obtained a favorable determination from the IRS in a letter dated May 2, 2014 regarding the Plan’s qualified status. The Plan has been amended since the amendments considered under the determination letter. However, the Committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years ended through December 31, 2009.

4.	Investments and Fair Value Measurements

Investments

As of December 31, 2014 and 2013, the Plan had investments in Colgate-Palmolive Company Common Stock, mutual funds, cash reserve funds, GICs and common/collective trust funds.

The following investments represent 5% or more of the Plan’s net assets as of December 31:

	2014	2013
Colgate-Palmolive Company Common Stock, 31,032,104 and 34,037,903 shares, in 2014 and 2013, respectively	$2,147,111	$2,219,612

During 2014, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Colgate-Palmolive Company Common Stock	$125,034
Common/collective trust funds	8,131
Investments in registered investment companies	35,798
Total net appreciation (depreciation) in the fair value of investments	$168,963

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

The GICs carry a crediting interest rate established at inception and reset periodically (typically quarterly) to approximate the interest earnings of the underlying investments, subject to certain minimums. For 2014, the average yield and the average crediting interest rate on the investment contracts were 1.4% and 2.3%, respectively. For 2013, the average yield and the average crediting interest rate on the investment contracts were 1.4% and 2.4%, respectively.

The contract value of a GIC is the relevant measurement for the portion of the net assets available for benefits attributable to a certain investment contract. The contract values of the GICs were $173,688 and $155,288 at December 31, 2014 and 2013, respectively. The fair values of the GICs were $181,111 and $162,758 at December 31, 2014 and 2013, respectively. In accordance with the provisions of the Plan, issuers of GICs must have a credit rating of AA- or better at the time they were hired under the fund manager’s investment rating system. Accordingly, there are no reserves against contract value for credit risk of the contract issuer or otherwise.

Fair Value Measurements

The Plan uses available market information and other valuation methodologies in assessing the fair value of financial instruments. Judgment is required in interpreting market data to develop the estimates of fair value and, accordingly, changes in assumptions or the estimation methodologies may affect the fair value estimates.

Assets and liabilities carried at fair value are classified as follows:

Level 1:	Based upon quoted market prices in active markets for identical assets or liabilities.

Level 2:	Based upon observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:	Based upon unobservable inputs reflecting the reporting entity’s own assumptions.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies used for the Plan assets measured at fair value are as follows:

Colgate-Palmolive Company Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the NAV of units held by the Plan at year end based upon quoted market prices. The investments provide daily redemptions by the Plan with no advance notice requirements, and have redemption prices that are determined by the fund’s NAV per unit as of the redemption date.

Cash reserve funds: Valued at cost plus accrued interest, which approximates fair value. The funds have no restrictions from redemption.

Separately managed account fund: Valued based on the fair values of the underlying securities, which are valued using quoted prices on the active market on which the individual securities are traded.

Guaranteed investment contracts: Valued at the total of the fair value of the underlying securities.

Common/Collective trust funds: Valued using the NAV per unit in each fund.  The NAV is based on the value of the underlying investments owned by each trust, minus its liabilities, divided by the number of shares outstanding. The investments provide daily redemptions by the Plan with no advance notice requirements, and have redemption prices that are determined by the fund’s NAV per unit as of the redemption date.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value at December 31, 2014:

	Level 1	Level 2	Total
Colgate-Palmolive Company Common Stock	$2,147,111	$—	$2,147,111
Mutual funds:
Balanced funds	146,777	—	146,777
Equity index funds	216,357	—	216,357
International equity funds	102,671	—	102,671
Equity funds	216,738	—	216,738
Fixed income funds	95,889	—	95,889
Cash reserve funds	37,255	—	37,255
Separately managed account fund	30,716	—	30,716
Guaranteed investment contracts:
Treasury and agency bonds	—	105,247	105,247
Corporate bonds	—	43,523	43,523
Commercial and residential mortgage-backed securities	—	27,492	27,492
Asset-backed securities	—	2,507	2,507
Other	—	2,342	2,342
Common/Collective trust funds	—	185,634	185,634
Total Investments at Fair Value	$2,993,514	$366,745	$3,360,259

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value at December 31, 2013:

	Level 1	Level 2	Total
Colgate-Palmolive Company Common Stock	$2,219,612	$—	$2,219,612
Mutual funds:
Balanced funds	130,034	—	130,034
Equity index funds	182,945	—	182,945
International equity funds	107,135	—	107,135
Equity funds	245,675	—	245,675
Fixed income funds	81,294	—	81,294
Cash reserve funds	37,192	—	37,192
Guaranteed investment contracts:
Treasury and agency bonds	—	82,233	82,233
Corporate bonds	—	41,012	41,012
Commercial and residential mortgage-backed securities	—	27,924	27,924
Asset-backed securities	—	3,267	3,267
Other	—	8,322	8,322
Common/Collective trust funds	—	130,080	130,080
Total Investments at Fair Value	$3,003,887	$292,838	$3,296,725

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

5.	ESOP Shares Trust

Information about the net assets and significant components of the changes in net assets relating to the investments maintained in Funds D and E is as follows:

	December 31,
	2014	2013
Assets:
Cash	$2,845	$2,656
Fixed income liquid reserve fund	1,016	2,266
Colgate-Palmolive Company Common Stock	1,841,160	1,931,596
Total assets	1,845,021	1,936,518
Liabilities:
Long-term notes payable to Colgate-Palmolive Company	20,129	33,988
Accrued interest on current and long-term notes	409	978
Total liabilities	20,538	34,966
Net assets available for benefits	$1,824,483	$1,901,552

Year Ended December 31, 2014
Changes in net assets available for benefits:
Employer contributions	$3,753
Dividends and interest, net of fees	37,853
Net appreciation (depreciation) in the fair value of investments	106,518
Transfers to other funds	(109,026)
Interest expense on current and long-term notes	(1,374)
Distributions to participants	(114,793)
Increase (decrease) in net assets available for benefits	$(77,069)

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

6.	Reconciliation to Form 5500

At December 31, 2014 and 2013, benefit distributions that have been processed and approved for payment as of such date but not yet paid of $99 and $123, respectively, are not reflected in the financial statements. For reporting to the Department of Labor, these amounts are reported as a liability on Form 5500.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8.	Related Party Transactions

As of December 31, 2014 and 2013, the Plan held shares of common stock of Colgate-Palmolive Company, the Plan Sponsor. Certain investments within the Employee Benefit Temporary Investment FD Fund are shares of funds managed by Bank of New York Mellon, the trustee of the Plan. Certain investments within the Dreyfus Treasury Prime Fund are shares of funds managed by Bank of New York Mellon’s affiliate, Dreyfus. As of December 31, 2014, the Plan had $8,630 and $4,245 invested in the Employee Benefit Temporary Investment FD Fund and Dreyfus Treasury Prime Fund, respectively. As of December 31, 2013, the Plan had $14,427 and $9,102 invested in the Employee Benefit Temporary Investment FD Fund and Dreyfus Treasury Prime Fund, respectively. These transactions qualify as party-in-interest transactions that are allowable under ERISA. Administrative fees paid to Bank of New York Mellon for the twelve months ended December 31, 2014 were $361.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COLGATE-PALMOLIVE COMPANY EMPLOYEES SAVINGS AND INVESTMENT PLAN (Name of Plan)

Date: June 24, 2015	/s/ Dennis J. Hickey
Dennis J. Hickey
Chief Financial Officer
Colgate-Palmolive Company

Date: June 24, 2015	/s/ Victoria L. Dolan
Victoria L. Dolan
Vice President and Corporate Controller
Colgate-Palmolive Company

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PARTICIPANT LOANS
AS OF DECEMBER 31, 2014
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Participant loans, maturities ranging from 1 to 15 years	3.3% - 9.5%	$15,717

	Total Participant Loans		$15,717

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2014
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Colgate Separate Account Cash	0.15%	$18,444	$18,444
*	Dreyfus Treasury Prime Fund	0.00%	4,245	4,245
	BP Capital Markets PLC	3.88%	226	229
	Bank of Nova Scotia	3.40%	376	381
	Canadian Imperial Bank of Commerce	0.90%	251	251
	Commonwealth Bank of Australia	1.25%	251	252
	Credit Suisse C/D	Var Rate	450	451
	EI Du Pont De Nemours & Co	3.25%	125	127
	Federal Home Ln Bk Cons Bd 7/17/2015	0.22%	1,250	1,251
	Federal Home Ln Bk Cons Bd 8/14/2015	0.21%	650	650
	Federal Home Ln Bk Cons Bd 8/28/2015	0.23%	675	675
	Federal Home Ln Bk Cons Bd 4/6/2015	0.52%	250	251
	Federal Home Ln Bk Cons Bd 4/30/2015	0.53%	250	251
	General Electric Capital Corp	4.88%	327	333
	HSBC USA Inc	2.38%	200	202
	ING Bank NV	Var Rate	455	455
	Svenska Handelsbanken AB	Var Rate	500	500
	Sysco Corp	0.55%	250	250
	Toyota Motor Credit Corp	0.88%	276	277
	UBS AG/Stamford CT	3.88%	250	255
	Unilever Capital Corp	0.45%	200	201
	US Bancorp	2.45%	304	307
	United Technologies Corp	4.88%	304	307
	Wells Fargo & Co	Var Rate	426	426
	Total Cash Equivalents			$30,971

	Guaranteed Investment Contracts:
	UNITED STATES TREASURY NOTE	1.00%	12/15/2017	2,495
	UNITED STATES TREASURY NOTE	2.00%	8/31/2021	2,524
	UNITED STATES TREASURY NOTE	2.13%	6/30/2021	1,113
	UNITED STATES TREASURY NOTE	0.38%	10/31/2016	3,686
	UNITED STATES TREASURY NOTE	2.13%	1/31/2021	614

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2014
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	UNITED STATES TREASURY NOTE	1.50%	1/31/2019	3,825
	UNITED STATES TREASURY NOTE	0.88%	4/15/2017	4,514
	UNITED STATES TREASURY NOTE	2.25%	4/30/2021	102
	UNITED STATES TREASURY NOTE	1.50%	5/31/2019	1,299
	UNITED STATES TREASURY NOTE	1.63%	8/31/2019	4,125
	UNITED STATES TREASURY NOTE	1.50%	11/30/2019	1,791
	UNITED STATES TREASURY NOTE	1.63%	12/31/2019	11,583
	UNITED STATES TREASURY NOTE	1.75%	9/30/2019	3,636
	UNITED STATES TREASURY NOTE	0.88%	8/15/2017	11,806
	UNITED STATES TREASURY NOTE	0.25%	4/15/2016	28,466
	UNITED STATES TREASURY NOTE	0.88%	10/15/2017	14,068
	INTERNATIONAL FINANCE CORPORATION	0.88%	6/15/2018	1,180
	FEDERAL FARM CREDIT BANK SYSTEM	5.05%	6/22/2018	1,914
	FEDERAL HOME LOAN MORTGAGE CORP	2.38%	1/13/2022	636
	FEDERAL NATIONAL MORTGAGE ASSOCI	1.25%	9/28/2016	3,651
	FEDERAL HOME LOAN BANK SYSTEM	1.88%	3/13/2020	301
	DALLAS TEXAS INDEPENDENT SCHO	6.45%	2/15/2035	489
	LOUISIANA LOC GOVT ENVIRONMENTAL	1.52%	2/1/2018	181
	VIRGINIA COMMONWEALTH TRANS BRD	5.35%	5/15/2035	545
	COMMONWEALTH OF PENNSYLVANIA	5.85%	7/15/2030	702
	HCP, INC.	4.25%	11/15/2023	425
	KEYCORP	5.10%	3/24/2021	273
	ERP OPERATING LIMITED PARTNE	4.63%	12/15/2021	355
	CBL & ASSOCIATES LIMITED PARTN	4.60%	10/15/2024	154
	RETAIL OPPORTUNITY INVESTMENTS	4.00%	12/15/2024	328
	FIRST NIAGARA FINANCIAL GROUP, I	6.75%	3/19/2020	396
	AMERICAN INTERNATIONAL GROUP, I	4.88%	6/1/2022	590
	HEALTHCARE TRUST OF AMERICA	3.38%	7/15/2021	153
	ROYAL BANK OF SCOTLAND GROUP PLC	2.55%	9/18/2015	331
	HEALTH CARE REIT, INC.	4.13%	4/1/2019	191
	KIMCO REALTY CORPORATION	3.20%	5/1/2021	453
	COMPASS BANK	1.85%	9/29/2017	376
	CNA FINANCIAL CORPORATION	3.95%	5/15/2024	511

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2014
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	VENTAS REALTY, LIMITED PARTNER	2.70%	4/1/2020	348
	INTESA SANPAOLO SPA	5.25%	1/12/2024	583
	INTESA SANPAOLO SPA	2.38%	1/13/2017	433
	HEALTH CARE REIT, INC.	4.70%	9/15/2017	327
	SYNCHRONY FINANCIAL	3.00%	8/15/2019	434
	MORGAN STANLEY	5.50%	7/28/2021	1,189
	GENERAL ELECTRIC CAPITAL CORPORAT	5.30%	2/11/2021	973
	PNC BANK, NATIONAL ASSOCIATION	3.80%	7/25/2023	627
	ABBEY NATIONAL TREASURY SERVICES	3.05%	8/23/2018	418
	KKR GROUP FINANCE CO. LLC	6.38%	9/29/2020	207
	CITIGROUP INC.	3.75%	6/16/2024	485
	U.S. BANCORP	2.95%	7/15/2022	175
	AMERICAN EXPRESS CREDIT CORPORA	2.38%	3/24/2017	308
	BANK OF AMERICA CORPORATION	4.00%	4/1/2024	2,260
	JPMORGAN CHASE & CO.	4.40%	7/22/2020	265
	CITIGROUP INC.	4.50%	1/14/2022	888
	WELLS FARGO & COMPANY	4.60%	4/1/2021	590
	BARCLAYS BANK PLC	3.75%	5/15/2024	388
	BPCE SA	4.00%	4/15/2024	581
	SUNTRUST BANK	2.75%	5/1/2023	367
	BANK OF AMERICA CORPORATION	4.13%	1/22/2024	53
	CREDIT SUISSE AG-NEW YORK BRANCH	3.00%	10/29/2021	850
	ABBEY NATIONAL TREASURY SERVICES PL	4.00%	3/13/2024	424
	JPMORGAN CHASE & CO.	4.50%	1/24/2022	1,775
	BB&T CORPORATION	1.60%	8/15/2017	300
	MORGAN STANLEY	3.70%	10/23/2024	586
	THE HARTFORD FINANCIAL SERVICES GRO	6.00%	1/15/2019	121
	EXCEL TRUST, LP	4.63%	5/15/2024	209
	CUBESMART, L.P.	4.80%	7/15/2022	448
	SUNTRUST BANK	7.25%	3/15/2018	285
	BIOMED REALTY, L.P.	2.63%	5/1/2019	275
	SENIOR HOUSING PROPERTIES TRU	3.25%	5/1/2019	202
	FIRST HORIZON NATIONAL CORPORAT	5.38%	12/15/2015	358

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2014
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	AMERICAN CAMPUS COMMUNITIES	4.13%	7/1/2024	413
	KINDER MORGAN ENERGY PARTNERS	3.95%	9/1/2022	603
	KINDER MORGAN, INC.	5.00%	2/15/2021	185
	APPALACHIAN POWER COMPANY	4.60%	3/30/2021	695
	NEXTERA ENERGY CAPITAL HOLDINGS, IN	6.00%	3/1/2019	272
	ENTERPRISE PRODUCTS OPERATING LL	5.25%	1/31/2020	562
	NEVADA POWER COMPANY	6.50%	5/15/2018	225
	WISCONSIN POWER AND LIGHT COMPANY	5.00%	7/15/2019	853
	DUKE ENERGY PROGRESS, INC	5.30%	1/15/2019	217
	KINDER MORGAN, INC.	3.05%	12/1/2019	298
	BUCKEYE PARTNERS, L.P.	4.15%	7/1/2023	200
	VERIZON COMMUNICATIONS INC.	2.45%	11/1/2022	1,037
	TRANSOCEAN INC.	6.50%	11/15/2020	214
	21ST CENTURY FOX AMERICA, 144A	3.70%	9/15/2024	78
	HEWLETT-PACKARD COMPANY	4.30%	6/1/2021	184
	HEWLETT-PACKARD COMPANY	4.65%	12/9/2021	1,042
	LYONDELLBASELL INDUSTRIES N.V.	5.00%	4/15/2019	318
	ERAC USA FINANCE LLC 144A	5.25%	10/1/2020	305
	CVS HEALTH CORPORATION	3.38%	8/12/2024	408
	FOREST LABORATORIES, INC. 144A	4.38%	2/1/2019	188
	ACTAVIS FUNDING SCS	3.85%	6/15/2024	226
	LIFE TECHNOLOGIES CORPORATION	5.00%	1/15/2021	393
	HUMANA INC.	3.85%	10/1/2024	384
	TELEFONICA EMISIONES, S.A.U.	5.46%	2/16/2021	200
	NOVARTIS CAPITAL CORPORATION	2.40%	9/21/2022	669
	SHELL INTERNATIONAL FINANCE B.V.	3.10%	6/28/2015	443
	BP CAPITAL MARKETS P.L.C.	2.25%	11/1/2016	465
	CONOCOPHILLIPS COMPANY	3.35%	11/15/2024	152
	COVIDIEN INTERNATIONAL FINANCE S.	2.80%	6/15/2015	758
	NBCUNIVERSAL MEDIA, LLC	4.38%	4/1/2021	528
	MEDTRONIC, INC. 144A	2.50%	3/15/2020	126
	NBCUNIVERSAL MEDIA, LLC	2.88%	1/15/2023	126
	MEDTRONIC, INC. 144A	3.15%	3/15/2022	203

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2014
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	SYSCO CORPORATION	3.00%	10/2/2021	255
	FORD MOTOR CREDIT COMPANY LLC	5.88%	8/2/2021	1,328
	VERIZON COMMUNICATIONS INC.	5.15%	9/15/2023	980
	MCKESSON CORPORATION	2.85%	3/15/2023	194
	EASTMAN CHEMICAL COMPANY	3.80%	3/15/2025	330
	DIRECTV HOLDINGS LLC	3.95%	1/15/2025	51
	AUTOZONE, INC.	4.00%	11/15/2020	525
	AGILENT TECHNOLOGIES, INC.	3.20%	10/1/2022	393
	DIRECTV	4.45%	4/1/2024	529
	AMAZON.COM, INC.	3.30%	12/5/2021	281
	AMPHENOL CORPORATION	3.13%	9/15/2021	204
	PENSKE TRUCK LEASING CO., L.P.	4.88%	7/11/2022	606
	VERIZON COMMUNICATIONS INC 144A	2.63%	2/21/2020	674
	TIME WARNER CABLE INC.	4.00%	9/1/2021	1,152
	ANADARKO PETROLEUM CORPORATION	8.70%	3/15/2019	375
	WALGREENS BOOTS ALLIANCE, INC.	3.30%	11/18/2021	405
	WAMU 2004AR14 A1	2.39%	1/25/2035	104
	MASTR ASSET SECURITIZA 4A2 2003-4	5.50%	5/25/2033	120
	FNCN AE2033	3.50%	9/1/2020	27
	FGLMC G07505	7.00%	2/1/2039	749
	FNARM 756359	2.52%	12/1/2033	71
	FHARM 781013	2.22%	11/1/2033	106
	MORGAN STANLEY CAPITAL A4 2006-HQ9 FRN	5.73%	7/12/2044	1,157
	FNCL AL4316	7.00%	3/1/2039	454
	FHARM 1B0118	2.41%	8/1/2031	11
	LB-UBS COMMERCIAL M A1A 2006-C7	5.34%	11/15/2038	1,494
	FGLMC G05532	5.50%	8/1/2035	1,139
	FGLMC G06348	4.50%	2/1/2041	226
	FNCI AL3757	5.00%	3/1/2027	69
	FGCI J13715	3.50%	12/1/2020	4
	FGCI J24051	3.00%	6/1/2023	8
	FNARM 754671	1.93%	10/1/2033	117
	FGCI J17539	3.00%	12/1/2021	4

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2014
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	FGCI G14232	3.00%	9/1/2021	15
	FGLMC G06255	4.50%	2/1/2041	291
	FNARM 748645	1.93%	9/1/2033	155
	FNCL 725025	4.50%	10/1/2033	3,051
	FNARM 758612	1.93%	11/1/2033	129
	FNMA AL2293	4.38%	6/1/2021	519
	FNCL 889060	6.00%	1/1/2038	300
	FEDERAL HOME LOAN MO DA 2010-3777	3.50%	10/15/2024	225
	FEDERAL HOME LOAN A2 2012-K709	2.09%	3/25/2019	1,114
	WACHOVIA BANK COMMERC A1A 2006-C26 FRN	6.01%	6/15/2045	1,230
	FEDERAL NATIONAL MO ASQ2 2012-M8	1.52%	12/25/2019	501
	FEDERAL NATIONAL M ASQ3 2012-M8	1.80%	12/25/2019	599
	FEDERAL NATIONAL MOR A2 2012-M8	2.35%	5/25/2022	496
	FHARM 847589	2.31%	9/1/2035	149
	COMMERCIAL MORTGAGE A4 2006-C8	5.31%	12/10/2046	2,591
	FEDERAL HOME LOAN MOR FB 2006-3208 FRN	0.56%	8/15/2036	1,053
	CREDIT SUISSE MORTGAGE A1A 2007-C2 FRN	5.53%	1/15/2049	1,597
	COMMERCIAL MORTGAGE A1A 2006-C8	5.29%	12/10/2046	723
	MERRILL LYNCH/COUNTR A1A 2006-4	5.17%	12/12/2049	1,128
	FEDERAL HOME LOAN A2 2012-K710	1.88%	5/25/2019	1,305
	FNCL 805480	5.50%	12/1/2034	996
	FEDERAL NATIONAL MORTG 1A2 2012-M4 FRN	2.98%	4/25/2022	826
	CITIGROUP/DEUTSCHE A1S 2006-CD3	5.61%	10/15/2048	986
	BANC OF AMERICA COMMERC A1A 2006-2 FRN	5.73%	5/10/2045	405
	FNCL 889061	6.00%	1/1/2038	284
	FEDERAL NATIONAL MORTGAG B 2012-111	7.00%	10/25/2042	206
	FHLB SECURITY-BACKED C 2A 2012-M12 FRN	2.71%	9/25/2022	592
	CS FIRST BOSTON MORTGA 5A1 2005-3	5.50%	7/25/2020	167
	AMERICAN EXPRESS CREDIT A 2014-3	1.49%	4/15/2020	851
	CENTERPOINT ENERGY RE A1 2012-1	0.90%	4/15/2018	294
	SOUTH CAROLINA STUDENT L A1 2014-1 FRN	0.91%	5/1/2030	500
	BARCLAYS DRYROCK ISSUAN A 2014-3	2.41%	7/15/2022	861
*	EB TEMPORARY INVESTMENT FUND	0.01%		2,346

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2014
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Total Guaranteed Investment Contracts		$181,111

	Total Fund A		$212,082

*	Represents a Party-In-Interest as defined by ERISA

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
COLGATE COMMON STOCK FUND (FUND B)
AS OF DECEMBER 31, 2014
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

*	Employee Benefit Temporary Investment FD	$5,268		$5,268

*	Colgate-Palmolive Co. Common Stock	4,421,899	shares	305,951

	Total			$311,219

*	Represents a Party-In-Interest as defined by ERISA

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
COLGATE COMMON STOCK FUND (FUND D)
AS OF DECEMBER 31, 2014
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value

*	Employee Benefit Temporary Investment FD	$981		$981	$981

*	Colgate-Palmolive Co. Common Stock	26,137,798	shares	106,205	1,808,474

	Total			$107,186	$1,809,455

*	Represents a Party-In-Interest as defined by ERISA

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
COLGATE COMMON STOCK FUND (FUND E)
AS OF DECEMBER 31, 2014
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value

*	Employee Benefit Temporary Investment FD	$35		$35	$35

*	Colgate-Palmolive Co. Common Stock	472,407	shares	524	32,686

	Total			$559	$32,721

*	Represents a Party-In-Interest as defined by ERISA

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
VANGUARD WELLINGTON FUND
AS OF DECEMBER 31, 2014
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	Vanguard Wellington Fund	2,170,932	units	$146,777

	Total			$146,777

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
VANGUARD INSTITUTIONAL INDEX FUND
AS OF DECEMBER 31, 2014
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	Vanguard Institutional Index Fund (Admiral shares)	733,349	units	$138,361

	Total			$138,361

EIN: 13-1815595
PN: 003
SCHEDULE H
COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AMERICAN FUNDS EUROPACIFIC GROWTH FUND
AS OF DECEMBER 31, 2014
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	American Funds EuroPacific Growth Fund	2,180,321	units	$102,671

	Total			$102,671

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
BAIRD CORE PLUS BOND
AS OF DECEMBER 31, 2014
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	Baird Core Plus Bond	8,607,598	units	$95,889

	Total			$95,889

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
NEUBERGER BERMAN GENESIS FUND
AS OF DECEMBER 31, 2014
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	Neuberger Berman Genesis Fund	2,013,795	units	$113,981

	Total			$113,981

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
VANGUARD EXTENDED MARKET INDEX
AS OF DECEMBER 31, 2014
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	Vanguard Extended Market Index	1,171,102	units	$77,995

	Total			$77,995

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
T. ROWE PRICE GROWTH STOCK FUND
AS OF DECEMBER 31, 2014
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	T. Rowe Price Growth Stock Fund	1,978,010	units	$102,758

	Total			$102,758

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SEPARATELY MANAGED ACCOUNT FUND
AS OF DECEMBER 31, 2014
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Brandywine Classic Large Cap Value Fund
	Separate Account Cash	$928		$928
	Equity Investments:
	PUBLIC STORAGE	5,100	shares	126
	JAZZ PHARMACEUTICALS PLC	900	shares	147
	SEAGATE TECHNOLOGY	7,000	shares	466
	CHECK POINT SOFTWARE TECHNOLOG	3,300	shares	259
	AT&T INC	7,700	shares	259
	ABBVIE INC	4,100	shares	268
	ACTIVISION BLIZZARD INC	25,400	shares	512
	AMERICAN AIRLS GROUP INC	14,300	shares	767
	ANTHEM INC	4,200	shares	528
	APACHE CORP	4,400	shares	276
	APPLIED MATERIALS INC	16,400	shares	409
	BP PLC	19,273	shares	735
	BANK OF AMERICA CORP	46,800	shares	837
	BERKSHIRE HATHAWAY INC	5,042	shares	757
	CANADIAN NATURAL RESOURCES LTD	17,600	shares	543
	CATERPILLAR INC	3,100	shares	284
	CHINA MOBILE LTD	16,300	shares	959
	CIMAREX ENERGY CO	2,200	shares	233
	CISCO SYSTEMS INC	42,700	shares	1,188
	CITIGROUP INC	25,600	shares	1,385
	CONTINENTAL RESOURCES INC/OK	4,000	shares	153
	DELTA AIR LINES INC	15,100	shares	743
	DILLARD'S INC	1,900	shares	238
	DIRECTV	5,500	shares	477
	DOW CHEMICAL CO/THE	5,400	shares	246
	EASTMAN CHEMICAL CO	3,900	shares	296
	GENERAC HOLDINGS INC	4,500	shares	210
	GENERAL ELECTRIC CO	31,000	shares	783
	GENERAL MOTORS CO	30,200	shares	1,054
	HALLIBURTON CO	17,000	shares	669
	HARTFORD FINANCIAL SERVICES GR	8,400	shares	350
	HATTERAS FINANCIAL CORP	24,700	shares	455
	HESS CORP	3,300	shares	244
	JPMORGAN CHASE & CO	22,900	shares	1,433

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SEPARATELY MANAGED ACCOUNT FUND
AS OF DECEMBER 31, 2014
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	JOY GLOBAL INC	9,000	shares	419
	LAM RESEARCH CORP	4,200	shares	333
	LINCOLN NATIONAL CORP	8,300	shares	479
	LOUISIANA-PACIFIC CORP	21,600	shares	358
	MERCK & CO INC	4,900	shares	278
	METLIFE INC	24,200	shares	1,309
	MICRON TECHNOLOGY INC	16,050	shares	562
	MYLAN INC/PA	5,400	shares	304
	NPS PHARMACEUTICALS INC	6,100	shares	218
	OCCIDENTAL PETROLEUM CORP	4,300	shares	347
	OSHKOSH CORP	7,400	shares	360
	PFIZER INC	18,800	shares	586
	RELIANCE STEEL & ALUMINUM CO	8,100	shares	496
	RIO TINTO PLC	6,400	shares	295
	SANTANDER CONSUMER USA HOLDING	20,300	shares	398
	SCHLUMBERGER LTD	3,700	shares	316
	TOYOTA MOTOR CORP	10,800	shares	1,355
	TRIBUNE MEDIA COMPANY CLASS A	8,700	shares	520
	TWO HARBORS INVESTMENT CORP	47,600	shares	477
	VERIZON COMMUNICATIONS INC	13,400	shares	627
	VIACOM INC	6,300	shares	474
	WELLS FARGO & CO	14,000	shares	767
	WESTERN DIGITAL CORP	2,000	shares	221
	Total Separately Managed Account Fund			$30,716

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
BLACKROCK INDEX FUNDS
AS OF DECEMBER 31, 2014
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Common/Collective Trust Funds:
	BlackRock Lifepath Index Retirement	1,586,635	units	$26,752
	BlackRock Lifepath Index 2020	1,695,395	units	$32,296
	BlackRock Lifepath Index 2025	1,564,502	units	$31,475
	BlackRock Lifepath Index 2030	1,599,569	units	$33,615
	BlackRock Lifepath Index 2035	1,191,586	units	$26,082
	BlackRock Lifepath Index 2040	683,141	units	$15,503
	BlackRock Lifepath Index 2045	485,284	units	$11,411
	BlackRock Lifepath Index 2050	216,998	units	$5,269
	BlackRock Lifepath Index 2055	183,995	units	$3,231
	Total Common/Collective Trust Funds			$185,634
	Plan Total			$3,375,976